                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the Month of October, 2002


                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F X         Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __     No X

                         ADB SYSTEMS INTERNATIONAL INC.

         On October 29, 2002, ADB Systems International Inc. ("ADB" or the "Company") announced its financial results for the third quarter ended September 30, 2002. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures below are in Canadian dollars. As at September 30, 2002, the exchange rate was CDN $1.59 to US$ 1.00.

         Gross revenues in the third quarter were $1.26 million, a decrease of 18 percent when compared to the $1.54 million achieved in the third quarter of 2002. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

         ADB recorded a net loss for the period of $2.36 million or $0.06 per share, a modest improvement over the second quarter.

         ADB reported a loss from operations of $2.37 million or $0.06 per share. This compares to an operating loss of $2.41 million or $0.06 per share in the second quarter of 2002. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles (GAAP).

         As at September 30, 2002, ADB held cash and marketable securities totaling $1.71 million.

         The Company experienced a number of important developments in the third quarter:

         o ADB delivered a regional procurement solution to the city of Narvik, Norway. The solution enables the regional communities to take advantage of reduced purchasing costs and streamlined procurement processes.

         o ADB transferred its listing from the Nasdaq SmallCap market to OTC Bulletin Board (OTCBB). The Company's ticker symbol on the OTCBB is ADBI.

         o ADB secured approximately $3 million of gross proceeds through a series of financial agreements with The Brick Warehouse Corporation, Canada's largest volume retailer of home furnishings, mattresses, appliances and home electronics, and Stonestreet LP, a Toronto-based investment management firm, and a group of private investors.

         o ADB signed a customer-enabling agreement with Strategic Solutions for Industry to help the company sell surplus assets through the Internet.

         At a special meeting of shareholders held on October 22, 2002, the shareholders of the Company approved the Plan of Arrangement and a private placement of securities for a purchase price of $1,084,000. The Plan of Arrangement was approved by the Ontario Superior Court of Justice on October 24, 2002. The Company will file Articles of Arrangement with the Ontario Ministry of Consumer and Business Services on October 31, 2002 which will effect the Plan of Arrangement.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the safe harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K and Exhibit 1 attached hereto into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein. The Company does not incorporate by reference Exhibit 2 or Exhibit 3 attached hereto into its Registration Statement on Form S-3 or the prospectus contained therein.

Exhibit 1 -- Third Quarter Financial Data.

Exhibit 2 -- Press Release dated October 29, 2002.

Exhibit 3 -- Press Release dated October 22, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                ADB SYSTEMS INTERNATIONAL INC.


Date: October 31, 2002                          By:  /s/ Mark Wallace
                                                     --------------------------
                                                     Name:  Mark Wallace
                                                     Title: President